SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                                    FORM 6-K



                            Report of Foreign Issuer

                        Pursuant to Rule 13a-16 or 15d-16

                     of the Securities Exchange Act of 1934




                       Polska Telefonia Cyfrowa Sp. z o.o.

             (Exact Name of Registrant as Specified in Its Charter)

                      Al. Jerozolimskie 181, 02-222 Warsaw

                    (Address of Principal Executive Offices)

                                     Poland




Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X]         Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_]               No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

                                                            [GRAPHIC]
NEWS RELEASE



             POLSKA TELEFONIA CYFROWA COMPLETED PLEDGE ON ITS ASSETS


Warsaw - April 26, 2001 - Polska Telefonia Cyfrowa Sp. z o.o. (PTC), (www.eragsm.pl) the leading Polish wireless provider of nationwide dual band GSM 900 & GSM 1800 services and holder of UMTS license, today announced that the pledges on its assets were registered in the Registration Court in Warsaw.

On April 24, 2001 Registration Court completed the process of registering the pledges on substantially all of PTC assets in favor of Deutsche Bank Polska S.A., as the Security Agent of the Bank Consortium.

The pledges on assets secure Bank Credit Facilities signed in February 2001, totaling to Euro 650 million, the biggest senior secured syndicated bank loans in Poland. Under the Credit Facilities Agreements PTC were required to obtain the Court registration of pledges on PTC assets by May 2, 2001.

Operating under the brand name of ERA, Polska Telefonia Cyfrowa provides a total range of basic and expanded wireless telephone services over an all-digital network. For more information, please see the www.eragsm.pl. pages on the Internet.

                                       ###


For further information contact:


Malgorzata Zelezinska          Andreas Melbaum              Jonathan Eastick
IR Manager                     Financial Controller         Director of Finance
(+48) 22 413 3275              (+48) 22 413  4205           (+48) 22 413 6230
mzelezinska@eragsm.pl          amelbaum@eragsm.pl           jeastick@eragsm.pl

SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POLSKA TELEFONIA CYFROWA Sp. z o.o.

(Registrant)



By: /s/ Boguslaw Kulakowski
    --------------------------
Boguslaw Kulakowski, Director General



By: /s/ Wojciech Ploski
    --------------------------
Wojciech Ploski, Director of Strategy, Marketing and Sales



By: /s/ Jonathan Eastick
    --------------------------
Director of Finance



April 27,  2001